                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 001-16105

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: STONEPATH GROUP, INC. 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STONEPATH GROUP, INC.
                         1600 MARKET STREET, SUITE 1515
                             PHILADELPHIA, PA 19103

                        STONEPATH GROUP, INC. 401(K) PLAN

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                          Year Ended December 31, 2003

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee of the
Stonepath Group, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Stonepath Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Plan for the year ended December 31, 2003, taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Plymouth Meeting, Pennsylvania
July 9, 2004

                        STONEPATH GROUP, INC. 401(K) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                December 31, 2003


ASSETS
------
      Investments                                     $  8,418,128
      Participants' loans receivable                       246,561
                                                     -------------

                                                         8,664,689
                                                     -------------

      Receivables:
          Employer contributions                            35,367
          Participants' contributions                       22,027
          Other contributions                                1,987
                                                     -------------

                                                            59,381
                                                     -------------

             TOTAL ASSETS                                8,724,070

LIABILITIES
-----------
      Accrued expenses                                      12,024
                                                     -------------

              NET ASSETS AVAILABLE
                 FOR BENEFITS                         $  8,712,046
                                                     =============






                       See Notes to Financial Statements.

                        STONEPATH GROUP, INC. 401(K) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year Ended December 31, 2003

ADDITIONS:
     Additions to net assets attributed to:
         Net appreciation in fair value of
            investments                                        $   1,297,554
         Interest from participant loans                              17,967
                                                               -------------

                                                                   1,315,521
                                                               -------------

     Contributions:
         Employer                                                    615,008
         Participants                                              1,393,969
         Rollover                                                     58,720
                                                               -------------

                                                                   2,067,697
                                                               -------------

            TOTAL ADDITIONS                                        3,383,218
                                                               -------------

DEDUCTIONS:
     Deductions from net assets attributed to:
         Benefits paid to participants                               592,950
         Administrative expenses                                     104,086
                                                               -------------

            TOTAL DEDUCTIONS                                         697,036
                                                               -------------

            NET INCREASE                                           2,686,182


OTHER CHANGES:
     Investments transferred-in from other plans                   6,025,864
                                                               -------------

            NET ASSETS AVAILABLE FOR
                 BENEFITS - END OF YEAR                        $   8,712,046
                                                               =============








                       See Notes to Financial Statements.

(1)      DESCRIPTION OF PLAN

         The following description of the Stonepath Group, Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. The effective date of the Plan is January 1, 2003. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all full-time employees of the Company who have six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS - Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven pooled separate accounts within the UBS Fiduciary Trust Company common collective trust fund and Company common stock as investment options for participants. The Company contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. The matching Company contribution is participant-directed. Contributions are subject to certain limitations.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING - Participant's contributions plus actual earnings are 100% vested immediately. Employer contributions made after January 1, 2003 are generally subject to the following vesting schedule:

                          Years of Service        Vested %
                          ----------------        --------

                                 0                   20%
                                 1                   40%
                                 2                   60%
                                 3                   80%
                                 4                  100%

         PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 2.0% to 10.5%, which are commensurate with local prevailing rates at the inception of the loan. Principal and interest are paid ratably through payroll deductions.

         -------------------

         PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

         As of December 31, 2003, participants who have elected to withdraw from the Plan but have not yet been paid have a vested interest in their accounts totaling $30,878.

         FORFEITED ACCOUNTS - At December 31, 2003, forfeited nonvested accounts totaled $14,437. These accounts will be used to pay administrative expenses. Also, during the year ended December 31, 2003, employer contributions were reduced by $1,835 from forfeited nonvested accounts.

         INVESTMENT OPTIONS - Upon enrollment in the Plan, participants may direct employee and Company contributions in the following investment options:

                  o UBS Fiduciary Trust Company Common Collective Trust - The participants may invest in various investment options under a common collective trust. A description of each investment option can be found in the Plan document.

                  o   Stonepath Group, Inc. Common Stock

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION - The value of each investment option within the common collective trust is determined at the close of each business day based on fair value as determined by the respective fund managers. The fair values are generally determined based on quoted market prices of the funds' investment holdings. The value of the Company's common stock is based on quoted market price.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         PAYMENT OF BENEFITS - Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES - Certain expenses of the Plan are paid by the sponsor and are not included in the Plan financial statements.

(3)      INVESTMENTS
         -----------

         The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003:


           UBS Fiduciary Trust Company
               Common Collective Trust Funds
                  Large Company Growth Portfolio                $ 2,222,634
                  Mid-Cap Growth Portfolio                        1,069,980
                  Guaranteed Investment Contracts Portfolio         894,322
                  Conservative Bond Portfolio                       649,380
                  Balanced Portfolio                                643,318
                  International Growth Portfolio                    607,664
                  Small Company Value Portfolio                     466,740
           Stonepath Group, Inc. Common Stock                       779,625


         During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,297,554 as follows:

           UBS Fiduciary Trust Company
               Common Collective Trust Funds                    $ 1,088,064
           Stonepath Group, Inc. Common Stock                       209,490
                                                                -----------
                                                                $ 1,297,554
                                                                ===========


(4)      PLAN TERMINATION
         ----------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(5)      TRANSACTIONS WITH PARTIES-IN-INTEREST
         -------------------------------------

         The Plan held 339,063 shares of Stonepath Group, Inc. common stock (employer securities) with a fair value of $779,625 as of December 31, 2003. During the year ended December 31, 2003, the Plan purchased 90,254 shares of Stonepath Group, Inc. common stock at a cost of $196,811, and sold 14,630 shares of Stonepath Group, Inc. common stock for $34,949. During the year ended December 31, 2003, 263,439 shares of Stonepath Group, Inc. common stock with a value of $384,910 were transferred in from other plans.

         Certain Plan investments are units of common collective trusts and money market funds managed by UBS Fiduciary Trust Company, the Plan's Trustee. Transactions with UBS Fiduciary Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for asset management services amounted to $76,715 for the year ended December 31, 2003.

(6)      TAX STATUS
         ----------

         The Plan has adopted a prototype standardized 401(k) profit-sharing plan and trust sponsored by UBS Fiduciary Trust Company. The prototype plan has obtained a determination letter dated April 11, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. UBS Fiduciary Trust Company believes the Plan is currently designed and being operated in compliance with the applicable requirement of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)      INVESTMENTS TRANSFERRED IN FROM OTHER PLANS
         --------------------------------------------

         Effective January 1, 2003, the following plans merged into the Stonepath Group, Inc. 401(k) Plan and their related investments were transferred into the Plan:

                                                                             Investments
         Plan Name                                                           Transferred
         ---------                                                           -----------
         Global Transportation Services, Inc. Profit Sharing 401(k) Plan     $ 3,174,126
         MGR, Inc. 401(k) & Profit Sharing Plan                                2,645,265
         Stonepath Group 401(k) Profit Sharing Plan & Trust                       73,787
         United American Freight Services, Inc. 401(k) Profit Sharing Plan       132,686
                                                                             -----------
                                                                             $ 6,025,864
                                                                             ===========

                              SUPPLEMENTAL SCHEDULE

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2003

 (a)                    (b)                                (c)                 (d)              (e)
                                                       Description
                                                     of investments
                                                   including maturity
                                                 date, rate of interest,
             Identity of issue, borrower,          collateral, par or                          Current
               lessor, or similar party              maturity value            Cost             value
------- --------------------------------------- -------------------------- -------------- -------------------
UBS Fiduciary Trust Company Common Collective Trust
  *     GIC Portfolio                                   31,902.463 shares       (1)         $    894,322
  *     Conservative Bond Portfolio                     21,926.859 shares       (1)              649,380
  *     Balanced Portfolio                              15,677.647 shares       (1)              643,318
  *     Large Company Growth Portfolio                 222,865.144 shares       (1)            2,222,633
  *     Large Company Value Portfolio                    6,676.680 shares       (1)              334,737
  *     Mid-Cap Growth Portfolio                       131,997.803 shares       (1)            1,069,980
  *     Small Company Value Portfolio                   23,223.142 shares       (1)              466,740
  *     International Growth Portfolio                  47,869.667 shares       (1)              607,664
  *     International Value Portfolio                   16,779.288 shares       (1)              236,168
  *     Fixed Income Index Portfolio                    11,246.349 shares       (1)              157,069
  *     S&P 500 Index                                   23,722.769 shares       (1)              318,835
  *     Cash                                            37,656.990 shares       (1)               37,657

  *     Stonepath Group, Inc. Stock Fund               339,063.000 shares       (1)              779,625
  *     Participant Loans                           Interest ranging from
                                                       2.00% to 10.50%          (1)              246,561
                                                                                            ------------

                                                                                            $  8,664,689
                                                                                            ============

* Party-in-interest as defined by ERISA
(1) Cost information may be omitted as Plan assets are participant-directed.

                                 EXHIBIT LISTING


EXHIBIT
  NO.                               DOCUMENT
-------                             --------

23.1 Consent of Independent Registered Public Accounting Firm (filed herewith)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Stonepath Group, Inc.
Date: July 12, 2004                        401(k) Profit Sharing Plan


                                           By:  /s/ Bohn H. Crain
                                                --------------------------------
                                                Bohn H. Crain, Authorized
                                                Signatory for Advisory
                                                Committee, as Plan Administrator

                                INDEX OF EXHIBITS


EXHIBIT
  NO.                               DOCUMENT
-------                             ---------

23.1 Consent of Independent Registered Public Accounting Firm (filed herewith)